SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 2

Under the Securities Exchange Act of 1934

Precheck Health Services, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

63903H108

(CUSIP Number)

William R. Kruse

1340 S. Main Street, Suite 300

Grapevine, TX 76051

817-865-1000 ext. 5

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 24, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 63903H108

1.	Name of Reporting Persons: William R. Kruse I.R.S. Identification No. of Above Persons (entities only) NA
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 1,625,368
	8.	Shared Voting Power 232,820
	9.	Sole Dispositive Power 1,625,368
	10.	Shared Dispositive Power 232,820

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,858,188
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.8%
14.	Type of Reporting Person IN

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Introductory Note: This amendment is being filed to correct the number of shares of common stock owned by Mr. Kruse.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share, of Precheck Health Services, Inc., a Florida corporation (the “Issuer”). The address of the Issuer’s principal office is 305 W. Woodard Street, Suite 221, Denison TX 75020.

Item 2. Identity and Background

(a) This Schedule 13D is being filed on behalf of William R. Kruse.

(b) Mr. Kruse’s address is 1340 S. Main Street, Suite 300, Grapevine, TX 76051.

(c) Mr. Kruse’s principal occupation is a private investor.

(d) The Reporting Person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kruse is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On December 19, 2019, the Issuer acquired all of the outstanding capital stock of JAS Practice Management, Inc., a Texas corporation doing business as JAS Consulting, Inc. (“JAS”) for a purchase price consisting of 3,500,000 shares of the Issuer’s common stock, a payment of $250,000 and a secured promissory note for $250,000. The $250,000 cash portion of the purchase price was funded by secured loans to the Issuer by Mr. Kruse and another lender, each loan in the amount of $135,000. In connection with the loans, on December 24, 2019, Mr. Kruse purchased 500,000 shares of common stock from a former chief executive officer of the Issuer at a purchase price of $0.001 per share, or a total of $500.

On November 7, 2019, Mr. Kruse and Deborah Kruse, his wife, jointly sold 2,000 shares of common stock at $0.45 per share and on November 8, 2019, they jointly sold 13,000 shares of common stock at a price of $0.45 per share.

Except as set forth in this Item 3, neither Mr. Kruse nor Ms. Kruse purchased or sold any shares of the Issuer’s common stock during the 60 days preceding December 24, 2019.

Item 4. Purpose of Transaction

Mr. Kruse purchased 500,000 shares of common stock on December 24, 2019 from a former chief executive officer in connection with his secured loan to the Issuer in the amount of $135,000 in order to enable the Issuer to make the acquisition of JAS.

Mr. Kruse has no specific plan or purpose which relates to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Mr. Kruse, individually or jointly with his wife, may from time to time make additional purchases of the Issuer’s common stock or dispose of some or all of the shares of the Issuer’s common stock presently owned by them. Mr. Kruse may acquire shares of common stock on conversion of his convertible note and warrants.

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Item 5. Interest in Securities of the Issuer

(a)  As of the date hereof:

(i) Mr. Kruse owns 1,500,368 shares of common stock and warrants to purchase 125,000 shares of common stock at an exercise price of $1.00 per share. Mr. Kruse and his wife, Deborah Kruse, own 232,820 shares of common stock as joint tenants with rights of survivorship. Mr. Kruse beneficially owns 1,625,368 shares of common stock, which number includes the 232,830 shares he owned jointly with his wife and the 125,000 shares of common stock issuable upon exercise of warrants, representing 14.8 % of the Issuer’s outstanding common stock, based on 12,460,417 shares of common stock outstanding on the date of this schedule and the 125,000 shares of common stock issuable upon exercise of warrants.

(ii) On March 20, 2018, the Issuer issued to Mr. Kruse for $75,000 a convertible note due September 30, 2018, for $80,250 and warrants to purchase 75,000 shares of common stock at $1.20 per share, subject to adjustment. On September 30, 2018, the Issuer entered into a note amendment with the note settlement amount amended to $90,000 and note expiration date extended to March 30, 2019. The Issuer and Mr. Kruse entered into extension agreements, most recently on January 6, 2020 extending to June 30, 2020, the date on which the note is to be paid. Pursuant to the extension agreement, Mr. Kruse agreed to not convert the note or exercise the warrant prior to June 30, 2020, to sell the Note to the Issuer for $90,000 and to either accept $12,500 or 37,500 shares of common stock in exchange for the warrant. Because Mr. Kruse does not have the right to acquire any shares upon conversion of the note or the exercise of the warrant during the 90 days following the date of this Schedule 13D, such shares are not included in the shares beneficially owned by Mr. Kruse.

(b) Mr. Kruse has the sole right to vote the 1,500,368 shares of common stock owned by him and the joint right with his wife to vote the 232,820 shares owned by Mr. Kruse and his wife as joint tenants with right of survivorship.

(c) Other than as reported in this Schedule 13D, the Reporting Person has not effected any transactions involving the common stock in the 60 days prior to filing this Schedule 13D.

(d)  No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by the Reporting Persons.

(e)  Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None

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Signatures

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 3 , 2020	By:	/s/ William R. Kruse
William R. Kruse

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